Exhibit 99.3

The National Electrical Power Agency — ANEEL has

transferred a hydroelectric complex concession

to Gerdau

Gerdau S.A. informs that the National Electrical Power Agency — ANEEL has transferred a hydroelectric complex concession on March 6, 2007, to its subsidiary Gerdau Aços Longos S.A. The concession is to produce electricity at the hydroelectric complex of  Caçu and Barra dos Coqueiros, composed of two hydroelectric plants to be built in the river Claro, between the municipalities of Caçu and Cachoeira Alta, in the southeast of the state of Goiás.

The project will have an installed capacity of 155 MW (Caçu with 65 MW and Barra dos Coqueiros with 90 MW). The construction should be completed by the beginning of 2010. The estimated investment is of US$ 230 million.

Rio de Janeiro, March 21, 2007

Osvaldo Burgos Schirmer

Vice-Presidente Executivo

Diretor de Relações com Investidores